UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Extension of Long Stop Date for Proposed Acquisition of Resulticks; Extraordinary General Meeting.

As previously disclosed, Diginex Limited (“Diginex” or the “Company”) entered into an Amended and Restated Sale and Purchase Agreement, dated August 14, 2026 (the “A&R SPA”), with the several sellers party thereto (collectively, the “Sellers” and, together with Diginex, the “Parties”), pursuant to which Diginex agreed to acquire from the Sellers all of the issued and outstanding share capital of Resulticks Global Companies Pte. Limited and its subsidiaries (“Resulticks”) in an all-share acquisition of Resulticks (the “Transaction”). The A&R SPA provides that the Transaction was required to close on or before October 30, 2026 (the “Long Stop Date”). The Company’s shareholders approved the Transaction and the related proposals at the extraordinary general meeting held on October 8, 2026 (the “October 2026 EGM”), as disclosed on the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on October 9, 2026.

The closing conditions under the A&R SPA were not satisfied or waived by the Long Stop Date. Under Clause 4.6 of the A&R SPA, each of Diginex and the Sellers’ Representative (acting on behalf of the Sellers) is entitled in such circumstances to terminate the A&R SPA by written notice to the other. Neither Party has delivered a notice of termination. On November 6, 2026, the Parties agreed to extend the Long Stop Date in the A&R SPA from October 30, 2026 to November 19, 2026. The extension is intended to provide the Parties additional time to satisfy the remaining closing conditions related to the Transaction. All other terms of the A&R SPA remain unchanged.

The Transaction remains subject to the satisfaction or waiver of the applicable closing conditions contained in the A&R SPA. There can be no assurance that the Transaction will ultimately be completed.

Extraordinary General Meeting

On November 6, 2026, the board of directors of the Company (the “Board”) resolved to convene an extraordinary general meeting of shareholders on November 20, 2026 (the “EGM”). Shareholders of record at the close of business on November 6, 2026 will be entitled to receive notice of and to vote at the EGM. At the EGM the Company’s shareholders will be asked to approve (i) an increase in the Company’s authorized share capital from US$200,000 divided into 495,000,000 ordinary shares of a par value of US$0.0004 each and 5,000,000 preference shares of a par value of US$0.0004 each to US$520,000 divided into 1,295,000,000 ordinary shares of a par value of US$0.0004 each and 5,000,000 preference shares of a par value of US$0.0004 each, by the creation of 800,000,000 additional authorized ordinary shares of a par value of US$0.0004 each (the “Share Capital Increase”), (ii) a ten for one share consolidation of the Company’s authorized share capital such that following the share consolidation the Company will have authorized for issuance 129,500,000 ordinary shares of a par value of US$0.004 each and 500,000 preference shares of a par value of US$0.004 each (the “Share Consolidation”), and (iii) an amended and restated memorandum and articles of association reflecting those changes (the “M&AA Amendment”). Upon the implementation of the Share Consolidation, the Company’s ordinary shares will trade under a new CUSIP number.

At the October 2026 EGM, shareholders approved an increase in authorized share capital and a ten for one share consolidation that were conditional on completion of the Transaction. The Share Capital Increase and the Share Consolidation proposals being presented to the Company’s shareholders at the EGM are not conditioned on the closing of the Transaction and, if approved, will take effect, at the discretion of the Board, if Diginex does not complete the Transaction; however, in the event the Transaction is completed, then the Board will implement both the increase in authorized share capital and the ten for one share consolidation proposal that were approved by the Company’s shareholders at the October 2026 EGM, rather than the Share Capital Increase and the Share Consolidation proposals that were submitted at the EGM.

The notice of the EGM, proxy statement and form of proxy card will be furnished to the U.S. Securities and Exchange Commission on a Form 6-K and made available to shareholders in due course.

On November 7, 2026, the Company issued a press release announcing the extension of the Long Stop Date (the “Press Release”). A copy of the Press Release is furnished herewith as Exhibit 99.1.

This Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-292968), filed with the SEC on January 27, 2026, and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This report contains forward-looking statements, including statements regarding the proposed Transaction, including its expected timing and the satisfaction of the closing conditions and the proposals to be considered at the EGM, including the Share Capital Increase, the Share Consolidation and the M&AA Amendment. These statements are based on the Company’s current expectations and involve known and unknown risks and uncertainties. Words such as “expects,” “intends,” “plans,” “will,” “may” and similar expressions identify forward-looking statements. Actual results may differ materially. The Company undertakes no obligation to update any forward-looking statement except as required by law, and encourages investors to review the risk factors disclosed in its filings with the Securities and Exchange Commission.

Exhibit No.	Description

99.1	Diginex Limited Press Release, dated November 7, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2026	DIGINEX LIMITED

	By:	/s/ Miles Pelham
	Name:	Miles Pelham
	Title:	Chairman